Exhibit 2

Amended and Restated Tax Benefit Preservation Plan Exemption Agreement

This Amended and Restated Tax Benefit Preservation Plan Exemption Agreement (“Agreement”) is made and entered into on and as of May 19, 2022 (“Effective Date”), by and between AutoWeb, Inc., a Delaware corporation (“Company”), and each of the Requesting Persons (as such term is defined below).

Background Facts

Effective as of May 26, 2010, the Company adopted a Tax Benefit Preservation Plan, which plan was amended by Amendment No. 1 to Tax Benefit Preservation Plan dated as of April 14, 2014, Amendment No. 2 to Tax Benefit Preservation Plan dated as April 13, 2017, and Amendment No. 3 dated as of March 31, 2020, and with the rights thereunder adjusted by that Certificate of Adjustment dated as of July 12, 2012 (the original plan, as amended and adjusted, is collectively referred to herein as the “Plan”. The Board of Directors of the Company (“Board”) adopted the Plan to protect stockholder value by preserving important tax assets. The Company has generated substantial net operating loss carryovers and other tax attributes for United States federal income tax purposes (“Tax Benefits”) that can generally be used to offset future taxable income and therefore reduce federal income tax obligations. However, the Company’s ability to use the Tax Benefits will be adversely affected if there is an “ownership change” of the Company as defined under Section 382 of the Internal Revenue Code (“Section 382”). In general, an ownership change will occur if the Company’s Section 382 5% Shareholders (as defined below) collectively increase their ownership in the Company by more than 50% over a rolling three-year period. The Plan was adopted to reduce the likelihood that the Company’s use of its Tax Benefits could be substantially limited under Section 382. The Plan is intended to deter any Person from becoming an Acquiring Person and thereby jeopardizing the Company’s Tax Benefits. In general, an Acquiring Person is any Person, itself or together with all Affiliates of such Person, that becomes the Beneficial Owner of 4.9% or more of the Company’s outstanding Common Stock. Under the Plan, the Board may, in its sole discretion, exempt any person from being deemed an Acquiring Person for purposes of the Plan if the Board determines that such person’s ownership of Common Stock will not be likely to directly or indirectly limit the availability of the Company’s Tax Benefits or is otherwise in the best interests of the Company.  The Board shall not have any obligation, implied or otherwise, to grant such an exemption.

The Initial Requesting Persons (as defined below) and the Company previously entered into a Tax Benefit Preservation Plan Exemption Agreement dated as of May 12, 2021 (“Original Exemption Agreement”), pursuant to which the Initial Requesting Persons were granted an exemption under the Plan to acquire up to 875,281 shares of Common Stock, representing approximately six and one-half percent (6.5%) of the Company’s 13,465,871 shares of Common Stock outstanding as of May 12, 2021 (“Original Effective Date”).

The Initial Requesting Persons have informed the Company that as of the Effective Date, the Initial Requesting Persons, together with all of their respective Affiliates and Associates, Beneficially Own the Current Beneficially Owned Shares. In the Plan Exemption Request Letter, the Initial Requesting Persons have requested that the Initial Requesting Persons be considered for a Plan Exemption to acquire Beneficial Ownership of additional shares of Common Stock beyond the number of shares of Common Stock allowed by the Original Exemption Agreement.

Tax Benefit Preservation Plan Exemption Agreement

The Board has considered the Initial Requesting Persons’ request and is prepared to grant the Requesting Persons a Plan Exemption pursuant to this Agreement to acquire shares of Common Stock in excess of the Current Beneficially Owned Shares, provided that the aggregate number of shares of Common Stock Beneficially Owned by the Requesting Persons and any of their respective Affiliates and Associates does not collectively exceed the Plan Exemption Limit at the time of the acquisition of Beneficial Ownership of the additional shares of Common Stock, subject to and in reliance upon the Requesting Persons entering into this Agreement and the Requesting Persons and their respective Affiliates and Associates remaining in compliance with the terms and conditions set forth in this Agreement.

In consideration of the representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereby agree as follows:

Article I
Definitions

For purposes of this Agreement, the following terms shall have the meanings set forth in this Section 1. Capitalized terms used but not otherwise defined herein shall be as defined in the Plan.

“Additional Beneficially Owned Shares Acquisition Window Expiration Date” means the date that is ninety (90) days from the Effective Date.

“Affiliate” shall be as defined in the Plan.

“Associate” shall be as defined in the Plan.

“Beneficial Ownership,” “Beneficial Owner,” and “Beneficially Own” shall be as defined in and determined pursuant to the Plan.

“Beneficial Ownership Schedule” means Exhibit A attached hereto.

“Beneficially Owned Shares” means all issued and outstanding shares of Common Stock that the Requesting Persons and any of their respective Affiliates or Associates are collectively deemed to Beneficially Own from time to time. In the event of any change in the number of issued and outstanding shares of Common Stock (including by reason of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into shares of Common Stock), combination, reorganization, recapitalization or other like change, conversion or exchange of shares, or any other change in the corporate or capital structure of the Company), the term “Beneficially Owned Shares” shall be deemed to refer to and include the Beneficially Owned Shares as well as all such stock dividends and distributions and any shares of capital stock into which or for which any or all of the Shares may be changed or exchanged.

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“Company Acquisition Transaction” means (i) the commencement (within the meaning of Rule 14d-2 of the General Rules and Regulations under the Exchange Act) of a tender or exchange offer for at least 4.9% of the then outstanding shares of Common Stock of the Company or any direct or indirect Subsidiary of the Company, (ii) the commencement of a proxy solicitation with respect to the election of any directors of the Company or with respect to any transaction under clauses (iii) or (iv) of this definition, (iii) any sale, license, lease, exchange, transfer, disposition or acquisition of any portion of the business or assets of the Company or any direct or indirect Subsidiary of the Company (other than in the ordinary course of business), or (iv) any merger, consolidation, business combination, share exchange, reorganization, recapitalization, restructuring, liquidation, dissolution or similar transaction or series of related transactions involving the Company or any direct or indirect Subsidiary of the Company.

“Common Stock” means the Company’s common stock, $0.001 par value per share.

“Current Beneficially Owned Shares” means the 870,211 shares of Common Stock Beneficially Owned by the Initial Requesting Persons and their respective Affiliates and Associates as set forth on the Beneficial Ownership Schedule.

“Electronic Transmission” means a communication (i) delivered by facsimile, telecommunication or electronic mail when directed to the facsimile number of record or electronic mail address of record, respectively, which the intended recipient has provided to the other party for sending notices pursuant to the Agreement and (ii) that creates a record of delivery and receipt that is capable of retention, retrieval, and review, and that may thereafter be rendered into clearly legible tangible form.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exemption Shares” shall mean the number of Beneficially Owned Shares that exceeds the number of shares of Common Stock that equals (i) the number of shares of Common Stock that equals 4.9% of the shares of Common Stock outstanding as of the Original Effective Date minus (ii) one (1) share of Common Stock.

“Group” shall have the meaning set forth in Section 13(d)(3) of the Exchange Act and Rule 13d-5 of the General Rules and Regulations under the Exchange Act.

“Irrevocable Proxy” means a proxy in the form attached hereto as Exhibit B.

“Initial Requesting Persons” means the Requesting Persons who are signatories to this Agreement as of the Effective Date.

“Person” shall be as defined in the Plan.

“Plan Exemption” shall mean a grant by the Board contemplated by Section 30 of the Plan to a Requesting Person (as defined in the Plan) of authority to engage in an Exempt Transaction (as defined in the Plan).

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“Plan Exemption Limit” means 1,124,091 shares of Common Stock, representing approximately eight percent (8.0%) of the Company’s 14,051,149 shares of Common Stock outstanding as of the Effective Date.

“Plan Exemption Request Letter” means the letter dated February 3, 2022 from the Requesting Person to the Company as attached hereto as Exhibit C.

“Requesting Persons” means Global Value Investment Corp., a Delaware corporation, and all other direct or Beneficial Owners of Common Stock of the Company that may become parties to this Agreement in the future in accordance with the terms of this Agreement.

“Section 382 5% Shareholder” means a “5-percent shareholder” as defined under Section 382 and the rules and regulations thereunder.

“SEC” means the Securities and Exchange Commission.

“Subsidiary” of any Person shall mean any corporation or other entity of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person.

Article II

Standstill and Grant of Plan Exemption

2.1       Standstill Provisions.

(a)       Unless and until this Agreement is terminated pursuant to Section 6.2, and except (i) pursuant to a negotiated transaction approved by the Board; or (ii) as may otherwise be approved by the Board, no Requesting Person will, and each Requesting Person will cause their respective Affiliates and Associates to not, in any manner, directly or indirectly:

(i)       make, effect, initiate, cause or participate in (1) any acquisition of Beneficial Ownership of any securities of the Company or any securities of any Subsidiary or other Affiliate or Associate of the Company (except such transfers between Requesting Persons in compliance with Section 2.2), (2) any Company Acquisition Transaction, or (3) any “solicitation” of “proxies” (as those terms are defined in Rule 14a-1 of the General Rules and Regulations under the Exchange Act) or consents with respect to any securities of the Company; provided, the parties acknowledge that (x) no Requesting Person nor any of their respective Affiliates and Associates shall be deemed to make, effect, initiate, cause or participate in any acquisition of Beneficial Ownership under subclause (1) of this clause 2.1(i) solely by reason of engaging in any event permitted by Section 2.3; (y) no Requesting Person nor any of their respective Affiliates and Associates shall be deemed to make, effect, initiate, cause or participate in any Company Acquisition Transaction under subclause (2) of this clause 2.1(i) or any solicitation of proxies under subclause (3) of this clause 2.1(i) solely by reason of a Requesting Person or such Requesting Person’s Affiliates and Associates voting its Shares in compliance with Section 3.1(a); and (z) no Requesting Person nor any of their respective Affiliates and Associates shall be deemed to make, effect, initiate, cause or participate in any solicitation of proxies under subclause (3) of this clause 2.1(i) solely by reason of any solicitation of a proxy, agreement or understanding from a Requesting Person or any of such Requesting Persons Affiliates and Associates regarding the voting of the Beneficially Owned Shares in compliance with Sections 3.1(a) and 3.1(b);

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(ii)       nominate or seek to nominate any person to the Board or otherwise act, alone or in concert with others, to seek to control or influence the management, Board or policies of the Company; provided that a Requesting Person may seek privately with the Board or the Company’s Chief Executive Officer to influence the decisions made by the existing management or Board of the Company in a manner (1) that is not disclosed publicly and (2) that would not force the Company to make a public announcement regarding such attempts to influence the decisions of existing management or the Board.

(iii)       take any action which might force the Company to make a public announcement regarding any of the types of matters set forth in clause (i) of this Section 2.1;

(iv)       request or propose that the Company (or its directors, officers, employees or agents), directly or indirectly, amend or waive any provision of this Section 2.1, including this subsection 2.1(iv), unless such request or proposal is made privately to the Board in a manner (1) that is not disclosed publicly and (2) that would not force the Company to make a public announcement regarding such request or proposal;

(v)       agree or offer to take, or encourage or propose (publicly or otherwise) the taking of, any action referred to in clauses (i), (ii), (iii) or (iv) of this Section 2.1;

(vi)       assist, induce or encourage any other Person to take any action referred to in clauses (i), (ii), (iii) or (iv) of this Section 2.1; or

(vii)       enter into any discussions or arrangements with any third party with respect to the taking of any action referred to in clauses (i), (ii), (iii) or (iv) of this Section 2.1.

(b)       Notwithstanding the foregoing provisions of Section 2.1(a), the Requesting Persons and their respective Affiliates and Associates may from time to time in one or more transactions acquire Beneficial Ownership of additional shares of Common Stock (“Additional Beneficially Owned Shares”) in excess of the Current Beneficially Owned Shares, provided that (i) the collective Beneficial Ownership of Requesting Persons and their respective Affiliates and Associates does not exceed the Plan Exemption Limit at the time of the acquisition of Beneficial Ownership of Additional Beneficially Owned Shares; (ii) Requesting Persons and their respective Affiliates and Associates are in compliance with all of the provisions of this Agreement as of the acquisition date of any Additional Beneficially Owned Shares; (iii) the representations and warranties of Requesting Persons and their respective Affiliates and Associates in this Agreement shall be true, accurate and complete as if made as of the date of any such acquisition of Additional Shares; (iv) the acquisition of Additional Shares would not result in any Person who is not the Requesting Persons and their respective Affiliates and Associates, individually or collectively, constituting a Section 382 5% Shareholder; and (v) the acquisition of the Additional Beneficially Owned Shares is completed prior to the Additional Beneficially Owned Shares Acquisition Window Expiration Date. Additional Beneficially Owned Shares may not be acquired after the Additional Beneficially Owned Shares Acquisition Window Expiration Date. Any acquisition of additional shares of Common Stock by the Requesting Persons or their respective Affiliates or Associates (i) will not be made with the purpose or the effect of changing or influencing the control of the Company, and (ii) will not be made in connection with (and no Requesting Persons nor any of their respective Affiliates and Associates will be a participant in) any transaction having such purpose or effect.

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(c)       The Requesting Persons and their respective Affiliates and Associates shall not be required to divest shares of Common Stock solely as the result of any decrease in the number of issued and outstanding shares of Common Stock (including by reason of any reverse stock split or repurchase and retirement of shares of Common Stock), even if such change causes Requesting Persons and their respective Affiliates and Associates to Beneficially Own shares of Common Stock in excess of the Plan Exemption Limit (either individually or in the aggregate).

2.2       Section 382 Compliance. Unless and until this Agreement is terminated pursuant to Section 6.2, no direct or indirect transfers of shares of Common Stock between and among Requesting Persons and their respective Affiliates and Associates shall be permitted if, as a result of any such transfer, any Requesting Person or any of their respective Affiliates and Associates shall become the Beneficial Owner of shares of Common Stock in an amount that would result in such Person being a Section 382 5% Shareholder of the Company.

2.3       Transfers of Common Stock. Unless and until this Agreement is terminated pursuant to Section 6.2, no Requesting Person nor any Requesting Person’s Affiliates and Associates will sell or otherwise transfer any Beneficial Ownership in any shares of Common Stock to any Person not a party to this Agreement except:

(i)       in open market transactions on The Nasdaq Capital Market or on such principal stock exchange as the Common Stock is then listed for trading; or if the Common Stock is not listed on any stock exchange at the time, then in transactions effected through trading on an inter-dealer quotation system if the Common Stock is then quoted on such a system, and if not, then through trading on over-the-counter bulletin boards or “pink sheets;” or

(ii)       in private transactions and only if any such private transaction is not to any Person or Group that the Requesting Persons or their respective Affiliates and Associates reasonably believes after due inquiry Beneficially Owns or as a result of such transaction would Beneficially Own 4.9% or more of the Company’s then outstanding Common Stock.

2.4       Grant of Plan Exemption. Subject to and in reliance upon the representations, warranties and obligations of the Requesting Persons under this Agreement and in accordance with the terms and conditions of this Agreement, the Board has granted the Initial Requesting Persons a Plan Exemption. As long as the Requesting Persons and their respective Affiliates and Associates remain in full compliance with this Agreement, the Company shall maintain the Plan Exemption in effect. The Plan Exemption granted by the Board shall continue for only so long as the Requesting Persons and their respective Affiliates and Associates are in compliance with the terms of this Agreement. If the Requesting Persons and their respective Affiliates and Associates violate any provision herein, then the Board shall have the right, in its sole discretion, to revoke the Plan Exemption, upon which the Requesting Persons and their respective Affiliates and Associates shall be an Acquiring Person as defined in and for purposes of the Plan if the Requesting Persons and their respective Affiliates and Associates otherwise meets the requirements to be deemed an Acquiring Person at such time.

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2.5       Exchange Act Filings. In the event that any Requesting Person or any Requesting Person’s Affiliates and Associates files any schedule, form or report under (i) Section 13 of the Exchange Act with the SEC indicating that such Person is the beneficial owner (as the term “beneficial ownership” is defined by Rule 13d-3 promulgated under the Exchange Act) of more than five percent (5%) of the outstanding Common Stock or (ii) Section 16 of the Exchange Act with the SEC indicating that such Person is the beneficial owner (as the term “beneficial ownership” is defined by Rule 13d-3 promulgated under the Exchange Act) of more than ten percent (10%) of the outstanding Common Stock, the Requesting Persons and their respective Affiliates and Associates agree to cooperate with the Company upon the Company’s reasonable request for information from the Requesting Persons and their respective Affiliates and Associates regarding the beneficial ownership structure and interest percentage in Common Stock held by the Requesting Persons and their respective Affiliates and Associates.

2.6       Additional Beneficially Owned Shares and Additional Requesting Persons.

(a)       Any shares of Common Stock Beneficially Owned by the Requesting Persons and their respective Affiliates and Associates, the Beneficial Ownership of which was acquired on or after the Effective Date and before the termination of this Agreement pursuant to Section 6.2, shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Beneficially Owned Shares as of the Effective Date.

(b)       If, during the period commencing on the Effective Date and continuing until this Agreement terminates pursuant to Section 6.2, any Affiliate or Associate of a Requesting Person who is not already a holder of Current Beneficially Owned Shares as of the Effective Date and a party to this Agreement acquires Beneficial Ownership of shares of Common Stock, then the Requesting Persons and their respective Affiliates and Associates of which the Person is an Affiliate or Associate shall cause the Person to become a party to this Agreement and agree to be bound by and subject to the terms and conditions of this Agreement as a Requesting Person by executing and delivering a joinder and counterpart signature page hereto and an Irrevocable Proxy.

2.7       Reporting of Changes in Beneficial Ownership. Within five (5) days after the Additional Beneficially Owned Shares Acquisition Window Expiration Date and thereafter within five (5) days after the end of any month in which a change in Beneficially Owned Shares occurs, or at such other times as the Company may request, the Requesting Persons will deliver to the Company a description of the changes in Beneficially Owned Shares and the then-current Beneficial Ownership of shares of Common Stock by the Requesting Persons and their Affiliates and Associates, accompanied by an updated Beneficial Ownership Schedule reflecting such new Beneficial Ownership. In addition, at any time the Requesting Persons and their respective Affiliates and Associates collectively Beneficially Own less than 4.9% of the then-outstanding shares of Common Stock, the Requesting Persons will deliver to the Company a certification executed by the Requesting Persons, certifying that the Requesting Persons and their respective Affiliates and Associates collectively Beneficially Own less than 4.9% of the then-outstanding shares of Common Stock.

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Article III

Voting of Exemption Shares

3.1       Agreement to Vote Exemption Shares.

(a)       The Requesting Persons, on their own behalf and on behalf of their respective Affiliates and Associates, hereby covenant and agree, jointly and severally, that during the period commencing on the date hereof and continuing until this Agreement terminates pursuant to Section 6.2, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the stockholders of the Company, and in any action by written consent of the stockholders of the Company, the Requesting Persons and their respective Affiliates and Associates shall (i) appear at the meeting or otherwise cause any and all Exemption Shares to be counted as present thereat for purposes of establishing a quorum, and (ii) vote (or cause to be voted) any and all Exemption Shares with respect to any matter at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of stockholders of the Company, and in any action by written consent of the stockholders of the Company, in the same proportion (for or against) as the shares actually voted for or against such matter by the stockholders of the Company other than the Requesting Persons and their respective Affiliates and Associates. The Requesting Persons and their respective Affiliates and Associates hereby further agree not to enter into any proxy, agreement or understanding with any person or entity the effect of which would be materially inconsistent with or violative of any provision contained in this Section 3.1.

(b)       The parties acknowledge that the Requesting Persons and their respective Affiliates and Associates may grant a proxy or enter into an agreement or understanding with another Requesting Person for the purposes of voting shares of Common Stock as long as (i) the shares that are the subject of any such proxy, agreement or understanding are voted in compliance with the provisions of this Section 3.1 and 3.2; (ii) any such proxy, agreement or understanding will not have the effect of superseding or revoking the Irrevocable Proxy granted by the Requesting Persons and their respective Affiliates and Associates under Section 3.2 and shall be subject and subordinate to the exercise of such proxy pursuant to Section 3.2; and (iii) the granting of such proxy or entering into such an agreement or understanding would not result in any Requesting Person other than the Initial Requesting Persons being a Section 382 5% Shareholder of the Company.

3.2       Irrevocable Proxy. Concurrently with the execution of this Agreement, each of the Initial Requesting Persons have delivered to the Company an Irrevocable Proxy, which shall be irrevocable to the fullest extent permissible by law, with respect to the Exemption Shares, subject to the other terms of this Agreement. The Proxyholders (as defined in the Irrevocable Proxy) shall be entitled to exercise the rights granted to them in the Irrevocable Proxy in order to vote the Exemption Shares in the event and to the extent that the Requesting Persons and their respective Affiliates and Associates fail to vote the Exemption Shares in accordance with Section 3.1. The Requesting Persons and their respective Affiliates and Associates represents, covenant and agree that, except for (i) the Irrevocable Proxy granted pursuant to the foregoing provisions of this Section 3.2; (ii) any proxy granted by the Requesting Persons and their respective Affiliates and Associates to another Requesting Person in compliance with Section 3.1(b); (iii) any proxy or other voting agreement or understanding granted or entered into by the Requesting Persons or their respective Affiliates and Associates to or with the Company’s Board, the Company or any officer thereof; (iv) any proxy or other voting agreement or understanding granted or entered into by the Requesting Persons or their respective Affiliates and Associates with the approval of the Board; or (v) as contemplated by this Agreement: (1) neither the Requesting Persons nor any of their respective Affiliates and Associates shall, during the period commencing on the Effective Date and continuing until this Agreement terminates pursuant to Section 6.2, grant any proxy or power of attorney, or deposit any Shares into a voting trust or enter into a voting agreement or other voting arrangement, with respect to the voting of the Shares (each a “Voting Proxy”), and (2) neither the Requesting Persons nor their respective Affiliates and Associates has granted, entered into or otherwise created any Voting Proxy which is currently (or which will hereafter become) effective, and if any Voting Proxy has been created, such Voting Proxy is hereby revoked.

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Article IV

Representations and Warranties of Requesting Persons

Each Requesting Person, upon becoming a party to this Agreement, hereby makes the following representations and warranties, severally and not jointly (except in the case of Sections 4.4, 4.5, 4.6, and 4.7, which representations and warranties are made jointly and severally by the Requesting Persons):

4.1       Authority; Validity. The Requesting Person has all requisite capacity, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Requesting Person and the consummation by the Requesting Person of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the Requesting Person. This Agreement has been duly executed and delivered by the Requesting Person. If this Agreement is being executed in a representative or fiduciary capacity with respect to the Requesting Person, the person signing this Agreement has full power and authority to enter into and perform this Agreement.

4.2       Non-Contravention. The execution, delivery and performance of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, contravene, conflict with, or result in any violation of, breach of, or default by (with or without notice or lapse of time, or both) the Requesting Person under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or result in the creation of any encumbrance upon any of the properties or assets of the Requesting Person or of any of the Requesting Person’s Affiliates or Associates under, any provision of (i) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to the Requesting Person or any of the Requesting Person’s Affiliates or Associates or to which the Requesting Person or any of the Requesting Person’s Affiliates or Associates is a party, or (ii) any judgment, order, decree, statute, law, ordinance, injunction, rule or regulation applicable to the Requesting Person or any of the Requesting Person’s Affiliates or Associates or any of a Requesting Person’s or any of the such Requesting Person’s Affiliates or Associates’ properties or assets, other than any such conflicts, violations, defaults, rights, or encumbrances that, individually or in the aggregate, would not impair the ability of the Requesting Person or any of the Requesting Person’s Affiliates or Associates to perform the Requesting Person’s or any of the Requesting Person’s Affiliates or Associates’ obligations hereunder or prevent, limit or restrict in any respect the consummation of any of the transactions contemplated hereby.

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4.3       Litigation. As of the date hereof, there is no action pending, or to the knowledge of any Requesting Person or any of the Requesting Person’s Affiliates or Associates, threatened with respect to the Requesting Person’s or the Requesting Person’s Affiliates’ or Associates’ ownership of shares of Common Stock, nor is there any judgment, decree, injunction or order of any applicable governmental entity or arbitrator outstanding which would prevent the carrying out by the Requesting Person and the Requesting Person’s Affiliates or Associates of their respective obligations under this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated hereby or cause such transactions to be rescinded.

4.4       Beneficial Ownership. As of the Effective Date, the number of shares of Common Stock set forth on the Beneficial Ownership Schedule are the only shares of Common Stock Beneficially Owned by the Requesting Persons or any of their respective Affiliates or Associates. On and as of the Effective Date, the shares of Common Stock listed on the Beneficial Ownership Schedule are free and clear of any encumbrances that, individually or in the aggregate, would impair the ability of the Requesting Persons and their respective Affiliates and Associates to perform their respective obligations under this Agreement or prevent, limit or restrict in any respect the consummation of any of the transactions contemplated hereby. Neither Requesting Person nor any Affiliate or Associate of either Requesting Person Beneficially Owns 4.9% or more of the outstanding Common Stock of the Company for purposes of Section 382 as of the Effective Date, and no investor in, or beneficial owner of, either Requesting Person or in any Affiliate or Associate of either Requesting Person, on a look-through basis for purposes of Section 382, Beneficially Owns 4.9% or more of the outstanding shares of Common Stock as of the Effective Date.

4.5       Acquisition of Shares. The Current Beneficially Owned Shares were not acquired for the purpose or with the intention of causing the Requesting Persons or any of their respective Affiliates or Associates (whether collectively or individually) to become an Acquiring Person.

4.6       Reliance. The Requesting Persons and their respective Affiliates and Associates acknowledge that the Company is relying on truth and accuracy of the statements, representations, warranties, covenants and information contained herein and in the Plan Exemption Request Letter for purposes of granting the Plan Exemption set forth in this Agreement.

4.7       No Influence or Control. The Requesting Persons and their respective Affiliates and Associates: (i) have acquired the Current Beneficially Owned Shares in the ordinary course of their respective businesses, (ii) as of the Effective Date, do not Beneficially Own the Current Beneficially Owned Shares with the purpose or the effect of changing or influencing the control of the Company (except to the extent permitted by Section 2.1(a)(ii) of this Agreement), and (iii) as of the Effective Date, do not Beneficially Own the Current Beneficially Owned Shares in connection with or as a participant in any transaction having such purpose or effect. As of the Effective Date, the Requesting Persons and their respective Affiliates and Associates collectively represent that the Requesting Persons and their respective Affiliates and Associates do not have any knowledge that any third party is currently engaged in undertaking, or has any intention or plan to undertake, a Company Acquisition Transaction.

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Article V

Representations and Warranties of the Company

The Company represents and warrants to the Requesting Persons that:

5.1       Authority; Validity. The Company has all requisite capacity, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the Company. This Agreement has been duly executed and delivered by the Company. If this Agreement is being executed in a representative or fiduciary capacity with respect to the Company, the person signing this Agreement has full power and authority to enter into and perform this Agreement.

5.2       Non-Contravention. The execution, delivery and performance of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, (i) require the Company to obtain the consent or approval of any governmental entity, (ii) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on the Company or its properties and assets, (iii) conflict with or violate any organizational document or law, rule, regulation, order, judgment or decree applicable to the Company or pursuant to which any of its assets are bound, or (iv) violate any other material agreement to which the Company or any of its subsidiaries is a party.

Article VI

Effectiveness; Termination; Survival

6.1       Effectiveness. This Agreement shall become effective upon its execution by each of the Requesting Persons and the Company.

6.2       Termination. This Agreement, and the obligations of the Requesting Persons and their respective Affiliates and Associates hereunder, including, without limitation, the Requesting Persons’ and their respective Affiliates’ and Associates’ obligations under Article II and Article III shall terminate: (i) at any time by written consent of the Requesting Persons and the Company, (ii) automatically upon the termination of the Plan, whether by the Board or upon its own terms, unless a substitute or successor tax benefit preservation or other stockholder rights plan is implemented, in which case this Agreement shall not terminate, and (iii) automatically without any further action by the parties hereto, at such time as the Requesting Persons and their respective Affiliates and Associates (together with their respective Affiliates and Associates) collectively Beneficially Own less than 4.9% of the then-outstanding shares of Common Stock.

6.3       New Exemption Agreements. In the event that this Agreement is terminated in accordance with Section 6.2 and the Requesting Persons or any of their respective Affiliates and Associates (whether collectively or individually) are again deemed to Beneficially Own 4.9% or more of the outstanding shares of Common Stock, then, should the Board again exercise its discretionary authority under the Plan to grant the Requesting Persons or any of their respective Affiliates and Associates another Plan Exemption (which the Board is not obligated to grant), the Requesting Persons and their respective Affiliates and Associates (to the extent they Beneficially Own Shares at that time) agree (and agree to compel their respective Affiliates and Associates, as applicable) to enter into an exemption agreement with the Company on substantially the same terms as set forth herein. In addition, to the extent that the Plan is terminated (whether by the Board or upon its own terms) and replaced by a new tax benefit preservation or stockholder rights plan, then, at the request of the Company, the Requesting Persons and their respective Affiliates and Associates agree (and agree to compel their respective Affiliates and Associates, as applicable) to enter into a new exemption agreement on substantially the same terms as this Agreement should the Board again exercise its discretionary authority under a new plan to grant the Requesting Persons or any of their respective Affiliates and Associates another plan exemption (which the Board is not obligated to grant).

Tax Benefit Preservation Plan Exemption Agreement	- 11 -

6.4       Survival. Section 6.3 and Article VII shall survive the termination of this Agreement for any reason.

Article VII

General Provisions

7.1       Entire Agreement. This Agreement, including the Exhibits attached hereto, and the Irrevocable Proxy granted hereunder, all of which are hereby incorporated by reference, constitutes the complete and exclusive statement of agreement between the parties with respect to the subject matter hereof and supersede any and all prior negotiations, correspondence, agreements, communications, understandings, duties or obligations of any kind by and between the parties, whether written or oral, respecting the subject matter hereof. This Agreement amends and restates the Original Exemption Agreement in its entirety effective as of the Effective Date.

7.2       Amendments and Waivers. This Agreement may be amended, modified, superseded, or cancelled, and the terms and conditions hereof may be waived, only by a written instrument signed by the parties hereto or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power, or privilege hereunder will operate as a waiver thereof, nor will any waiver on the part of any party of any right hereunder, nor any single or partial exercise of any rights hereunder, preclude any other or further exercise thereof or the exercise of any other right hereunder.

7.3       Assignment. No party may assign or otherwise transfer or delegate this Agreement or any of a party’s rights, duties or obligations under this Agreement to another person or entity without the prior written consent of the other parties. Notwithstanding the foregoing, this Agreement may be assigned or transferred by the Company to any person or entity that succeeds the Company by operation of law or that controls, is controlled by or is under common control of the Company without the consent of the other parties. Nothing herein will prohibit or restrict a change of control of the Company or any person or entity controlling, controlled by or under common control with the Company or require the consent of the other parties to any assignment or transfer of this Agreement in connection with any change of control. This Agreement will be binding on and inure to the benefit of each party hereto and to each party's respective permitted successors and assigns.

7.4       Notices. Any notice required or permitted under this Agreement will be considered to be effective in the case of (i) certified mail, when sent postage prepaid and addressed to the party for whom it is intended at its address of record, three (3) days after deposit in the mail; (ii) by courier or messenger service, upon receipt by recipient as indicated on the courier's receipt; or (iii) upon receipt of an Electronic Transmission by the party that is the intended recipient of the Electronic Transmission. The record addresses, facsimile numbers of record, and electronic mail addresses of record for the parties are set forth on the signature page to this Agreement and may be changed from time to time by notice from the changing party to the other party pursuant to the provisions of this Section 7.4.

Tax Benefit Preservation Plan Exemption Agreement	- 12 -

7.5       Public Disclosures. Except as may be required, as determined in good faith by the disclosing party, by applicable law, rules, regulations or orders or the rules of any securities exchange or market, neither party will make any public statement or release concerning this Agreement or any of the transactions contemplated by this Agreement, except for such written information as has been approved in advance in writing as to form and content by the other party, which approval will not be unreasonably withheld. Notwithstanding the foregoing, neither party shall have the right to review or approve any filings or furnished disclosure or other public disclosures that the other party determines in good faith are reasonably required to be made (i) with the SEC, any other governmental agency, or any securities exchange or market or (ii) by means of a press release, website postings or other publicly available means of distribution.

7.6       Further Assurances. Subject to the terms of this Agreement, from time to time, the Requesting Persons and their respective Affiliates and Associates shall execute and deliver such additional documents and use commercially reasonable efforts to take, or cause to be taken, all such further actions, and to do or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

7.7       Choice of Law. This Agreement, its construction and the determination of any rights, duties or remedies of the parties arising out of or relating to this Agreement will be governed by, enforced under and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws of such state.

7.9       Severability. Each term, covenant, condition, or provision of this Agreement will be viewed as separate and distinct, and in the event that any such term, covenant, condition or provision will be deemed to be invalid or unenforceable, the arbitrator or court finding such invalidity or unenforceability will modify or reform this Agreement to give as much effect as possible to the terms and provisions of this Agreement. Any term or provision which cannot be so modified or reformed will be deleted and the remaining terms and provisions will continue in full force and effect.

7.10     Interpretation. Every provision of this Agreement is the result of full negotiations between the parties, both of whom have either been represented by counsel throughout or otherwise been given an opportunity to seek the aid of counsel. Each party hereto further agrees and acknowledges that it is sophisticated in legal affairs and has reviewed this Agreement in detail. Accordingly, no provision of this Agreement shall be construed in favor of or against any of the parties hereto by reason of the extent to which any such party or its counsel participated in the drafting thereof. Captions and headings of sections contained in this Agreement are for convenience only and shall not control the meaning, effect, or construction of this Agreement. Time periods used in this Agreement shall mean calendar periods unless otherwise expressly indicated.

Tax Benefit Preservation Plan Exemption Agreement	- 13 -

7.11     Dispute Resolution, Forum.

(a)       The parties consent to and agree that any dispute or claim arising hereunder shall be submitted to binding arbitration in New Castle County, Delaware, and conducted in accordance with the Judicial Arbitration and Mediation Service (“JAMS”) rules of practice then in effect or such other procedures as the parties may agree in writing, and the parties expressly waive any right they may otherwise have to cause any such action or preceding to be brought or tried elsewhere. The parties hereunder further agree that (i) any request for arbitration shall be made in writing and must be made within a reasonable time after the claim, dispute or other matter in question has arisen; provided however, that in no event shall the demand for arbitration be made after the date that institution of legal or equitable proceedings based on such claim, dispute, or other matter would be barred by the applicable statue(s) of limitations; (ii) the appointed arbitrator must be a former or retired judge or attorney at law with at least ten (10) years’ experience in commercial matters; (iii) costs and fees of the arbitrator shall be borne by both parties equally, unless the arbitrator or arbitrators determine otherwise; (iv) depositions may be taken and other discovery may be obtained during such arbitration proceedings to the same extent as authorized in civil judicial proceedings; and (v) the award or decision of the arbitrator, which may include equitable relief, shall be final and judgment may be entered on such award in accordance with applicable law in any court having jurisdiction over the matter.

(b)       TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(c)       The parties acknowledge and agree that money damages may not be a sufficient remedy for a breach of certain provisions of the Agreement, including but not limited to Articles II and III, and accordingly, a non-breaching party may be entitled to specific performance and injunctive relief as remedies for such violation. Accordingly, notwithstanding the other provisions of this Section 7.11, the parties agree that a non-breaching party may seek relief in a court of competent jurisdiction for the purposes of seeking equitable relief hereunder, and that such remedies shall not be deemed to be exclusive remedies for a violation of the terms of the Agreement but shall be in addition to all other remedies available to the non-breaching party at law or in equity.

(d)       In any action, arbitration, or other proceeding by which one party either seeks to enforce its rights under the Agreement, or seeks a declaration of any rights or obligations under the Agreement, the prevailing party will be entitled to reasonable attorneys fees, and subject to Section 7.11(a), reasonable costs and expenses incurred to resolve such dispute and to enforce any final judgment.

(e)        No remedy conferred on either party by any of the specific provisions of this Agreement is intended to be exclusive of any other remedy, and each and every remedy will be cumulative and will be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise. The election of one or more remedies by a party will not constitute a waiver of the right to pursue other available remedies.

Tax Benefit Preservation Plan Exemption Agreement	- 14 -

7.12       Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original hereof and all of which together will constitute one and the same instrument.

7.13       Facsimile, PDF or Electronic Signatures. This Agreement may be executed by facsimile, PDF or by means of an electronic signature by either party and such signature shall be deemed binding for all purposes hereof, without delivery of an original signature being thereafter required.

[Remainder of Page Intentionally Left Blank; Signature Page, Schedules and Exhibits Follow]

Tax Benefit Preservation Plan Exemption Agreement	- 15 -

In Witness Whereof, the parties hereto have caused this Agreement to be executed as of the Effective Date.

AutoWeb, Inc.

By:	/s/ Glenn E. Fuller
Glenn E. Fuller
Executive Vice President, Chief Legal Officer and Secretary

Notice Address:
AutoWeb, Inc.
6410 Oak Canyon, Suite 250 Irvine, California 92618
Attn: Chief Legal Officer
Email Address:
autolegal@autoweb.com

requesting persons

Global Value Investment Corp.

By:	/s/ JP Geygan
JP Geygan Chief Operating Officer and Senior Vice President

Notice Address for Requesting Persons

Global Value Investment Corp.

1433 N. Water Street, Suite 549

Milwaukee, Wisconsin 53202

Attention: JP Geygan, Chief Operating Officer and Senior Vice President

Email Address: JP.Geygan@GVI-Corp.com

Tax Benefit Preservation Plan Exemption Agreement	- 16 -

Exhibit A

Beneficial Ownership Schedule

Requesting Person	Beneficial Ownership of Common Stock

Global Value Investment Corp., a Delaware	870,211
corporation

Total Shares Beneficially Owned By	870,211
Requesting Persons

Tax Benefit Preservation Plan Exemption Agreement	- 17 -

Exhibit B

Irrevocable Proxy

The undersigned (“Requesting Person”) hereby irrevocably appoints and constitutes the Chief Executive Officer, Chief Financial Officer, and Chief Legal Officer (individually, a “Proxyholder,” and collectively, the “Proxyholders”) of AutoWeb, Inc, a Delaware corporation (“Company”), and each of them individually, the agents, attorneys-in-fact and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned’s rights with respect to all Exemption Shares (as defined in that certain Amended and Restated Tax Benefit Preservation Plan Exemption Agreement dated as of May 19, 2022 among the Company and the Requesting Persons (“Plan Exemption Agreement”)) Beneficially Owned (as such term is defined in the Plan Exemption Agreement) by the Requesting Persons (including any Exemption Shares acquired by any Requesting Person on or after the date hereof and before the date this proxy terminates) to vote the Exemption Shares as follows: the Proxyholders named above, or each of them individually, are empowered at any time before termination of this proxy to exercise all voting rights of the undersigned at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of stockholders of the Company, and in any action by written consent of the stockholders of the Company, in the same proportion (for or against) as the shares of Common Stock actually voted for or against such matter by the stockholders of the Company other than the Requesting Persons and their respective Affiliates or Associates.

The proxy hereby granted by the Requesting Persons to the Proxyholders is granted as of the date of this Irrevocable Proxy in order to secure the obligations of the Requesting Persons set forth in Article III of the Plan Exemption Agreement and is irrevocable in accordance with subdivision (e) of Section 212 of the Delaware General Corporation Law.

This Irrevocable Proxy will terminate upon the termination of the Plan Exemption Agreement in accordance with its terms. The authority of a Proxyholder to continue to act as a Proxyholder under this Irrevocable Proxy will terminate if the Proxyholder ceases to be an officer or employee of the Company. This Irrevocable Proxy may not be transferred by any Proxyholder or assumed by any person without the express prior written consent of the undersigned. The Requesting Persons acknowledge that the foregoing provisions of this paragraph shall not preclude or require the Requesting Persons’ consent for the substitution or resubstitution of a new Proxyholder who is also an officer and/or employee of the Company.

Except as contemplated or permitted by the Plan Exemption Agreement, upon the execution hereof, all prior proxies given by the undersigned with respect to the Exemption Shares are hereby revoked and no subsequent proxies regarding the Exemption Shares will be given until such time as this Irrevocable Proxy shall be terminated in accordance with its terms. Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This Irrevocable Proxy is irrevocable (to the fullest extent permitted by law) and shall survive the insolvency, incapacity, death, liquidation or dissolution of the undersigned.

Dated: May 19, 2022

[Note that a separate Irrevocable Proxy will be prepared for each Requesting Person]

_____________________________

Tax Benefit Preservation Plan Exemption Agreement	- 18 -

Exhibit C

Plan Exemption Request Letter

[Attached]

Tax Benefit Preservation Plan Exemption Agreement	- 19 -

February 3, 2022

BY ELECTRONIC MAIL

AutoWeb, Inc.

400 North Ashley Drive, Suite 300

Tampa, Florida, 33602

Attention: Corporate Secretary

Re:	Exemption Request Pursuant to Section 30 of AutoWeb, Inc.’s Tax Benefit Preservation Plan

To Whom It May Concern:

Global Value Investment Corp. (“GVIC”) is a value-oriented investment research and advisory firm located in Milwaukee, Wisconsin. GVIC, on behalf of its clients, has maintained a long equity position in AutoWeb, Inc. (“AutoWeb” or the “Company”) since late 2017.

GVIC (the “Requesting Person”) beneficially owns 870,211 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock), representing approximately 6.46% of the Common Stock outstanding. Pursuant to Section 30 of the Tax Benefit Preservation Plan between the Company and Computershare Trust Company, N.A., dated May 26, 2010, as amended on April 14, 2014, April 13, 2017, and March 31, 2020 (the “Plan”), GVIC hereby submits an Exemption Request (as defined in the Plan) as a Requesting Person.

Below please find the information required to be provided by and with respect to the Requesting Person pursuant to Section 30 of the Plan:

•	The Name and Address of the Requesting Person: Global Value Investment Corp., 1433 N. Water Street, Suite 400, Milwaukee, WI 53202.

•	The Number and Percentage of Shares of Common Stock then Beneficially Owned by the Requesting Person, Together with All Affiliates and Associates of the Requesting Person: As of the date hereof, GVIC, together with its affiliates and associates, beneficially owns 870,211 shares of the Common Stock.

•	A Reasonably Detailed Description of the Transaction or Transactions by which the Requesting Person would Propose to Acquire Beneficial Ownership of Common Stock, such that the Requesting Person would Otherwise Become an Acquiring Person: GVIC proposes to acquire beneficial ownership of Common Stock from time to time, up to the Threshold (defined below), through open-market purchases of Common Stock.

•	The Maximum Number and Percentage of Shares of Common Stock that the Requesting Person Proposes to Acquire: GVIC proposes that it may acquire beneficial ownership of up to 8.5% of the outstand shares of Common Stock at any point in time (the “Threshold”).

Pursuant to Section 30 of the Plan, this Exemption Request is being submitted on a confidential basis and, except to the extent required by applicable law, we understand that the Company shall maintain the confidentiality of such Exemption Request and the Board’s determination with respect thereto.

If you have any questions or if you require any further information, please contact the undersigned (with a copy to GVIC’s counsel, Wilson Sonsini Goodrich & Rosati, Attention: Douglas K. Schnell, telephone (650) 849-3275, email: dschnell@wsgr.com).

Sincerely,

GLOBAL VALUE INVESTMENT CORP.

By:	/s/ James P. Geygan
James P. Geygan
Chief Operating Officer